

REPORT ON THE FIRST QUARTER 2010

082-04023

SGL Carbon AG

Broad Base. Best Solutions.



SGL GROUP
THE CARBON COMPANY

dlw 5/25

Highlights

- Sales revenue with €304 million 3% (currency adjusted 5%) above Q1/2009
- EBIT at €26 million reflects promising start into 2010 (Q1/2009: €29 million)
- Pre tax profit at €15 million 10% above Q1/2009
- Positive free cash flow of €26 million reduced net debt to €348 million by end of Q1/2010
- Sustained strong balance sheet with equity ratio of 41% (December 31, 2009: 40%) and gearing of 0.43 (December 31, 2009: 0.49).

Financial Highlights (unaudited)

		1st Quarter		
€ million		**2010**	**2009**	**Change**
Sales revenue		303.6	295.6	2.7%
Gross profit		77.5	85.4	-9.3%
EBITDA		40.1	43.2	-7.2%
Operating Profit/EBIT		25.8	29.3	-11.9%
Return on sales	1)	8.5%	9.9%	–
Net profit attributable to equity holders		9.4	8.8	6.8%
Earnings per share, basic (in €)		0.14	0.13	7.7%

€ million		**March 31, 2010**	**Dec. 31, 2009**	**Change**
Total assets		1,962.6	1,880.5	4.4%
Shareholders' equity		801.3	750.5	6.8%
Net financial debt		348.2	367.9	-5.4%
Debt ratio (Gearing)	2)	0.43	0.49	–
Equity ratio	3)	40.8%	39.9%	–

1) Ratio of operating profit to sales revenue
2) Net financial debt divided by shareholders' equity
3) Shareholders' equity divided by total assets

Interim Group Management Report
(unaudited)

ECONOMIC ENVIRONMENT

In its new World Economic Outlook of April 2010, the International Monetary Fund (IMF) comments that the global recovery is proceeding better than expected. However, growth profiles will continue to vary among different regions, as economies which are off to a strong start will likely remain in the lead, because growth in other nations is held back by the damage to financial sectors and household balance sheets. The IMF cautions that economic activity remains dependent on highly accommodative macroeconomic policies and has meaningful downside risks due to fiscal fragilities.

Nevertheless, the IMF has increased its growth outlook for most countries and regions in this new report. For example, expectations for global growth for 2010 have now been increased to 4.2% compared to 3.9% in its last report of January 2010. The U.S. is projected to grow by 3.1% in 2010 while the Euro Area is to show only a growth of 1%. The biggest impetus to growth for the global economy will again be provided by the economies of China and India, which are expected to grow by 10% and 9%, respectively.

BUSINESS ENVIRONMENT

Global trade provides further signs that the world's economy is stabilizing. After the deepest downturn in decades, it is beginning to recover from a low level according to the World Trade Organization (WTO). The global trade volume is expected to rise by 9.5% in 2010, recovering only a part of what was lost in 2009. In 2009, global trade volume had fallen by 12.2%, a decline not seen in 70 years. The WTO expects that pre-crisis trade levels could again be achieved in 2011.

SGL Group's Business Area Performance Products, which supplies primarily the steel and aluminum industries, is directly affected by this development. According to the World Steel Association, global crude steel production is recovering from last year's downturns, which were particularly pronounced in the first quarter. Accordingly, global crude steel production was 24.2% higher in February 2010 than in February 2009. Within the EU, Germany's crude steel production grew by 34.3%, and the US recorded an increase of 51.3% compared to February 2009. Primary aluminum production – which in 2009 declined to a much lesser extent than steel – continues to be depressed: according to the International Aluminum Institute (IAI), production was down by 3.2% in the first two months of 2010.

The customer industries of the Business Areas Graphite Materials & Systems and Carbon Fibers & Composites present varied trends. The chemical industry was hit particularly hard by the economic crisis. Cefic, the European Chemical Industry Council, stated a decline of 11.4% for the full year 2009 in comparison to 2008. Although Cefic already reported first hesitant signs of recovery in early October 2009, the Council predicts that a genuine return to growth will only occur in the long term. Numerous production facilities reduced their utilization or even closed temporarily in the past year and conducted maintenance or replacement investments. This is where SGL Group benefited from its product portfolio. At the end of the first quarter 2010, capacity utilization in the chemical industry increased to 77.7%.

According to the International Air Transport Association (IATA), the air traffic market has seen a stronger than expected recovery in the first quarter 2010 after sharp falls in demand in the first half of 2009. As a consequence, IATA has increased their forecasts for 2010 to a 5.6% rise in air travel volumes and a 12% growth in air freight. Global commercial airline capacity is expected to grow by 4.0% in 2010 after declining by 4.9% in 2009.

Further potential can be seen in new application areas for our products as for example in the alternative energy segment. The wind energy industry is forecasting double-digit growth rates for 2010 as well as for 2011 also due to the strong growth of the offshore market, particularly in Europe. The European Photovoltaic Industry Association (EPIA) reports that the global photovoltaic (PV) market counted an additional 25% increase in new installed capacity in 2009. This is particularly impressive in light of the difficult financial and economic circumstances during the past year. In 2010, annual growth in new PV capacity installation is expected to increase by more than 15%, according to EPIA. During 2009, Germany was the largest market, with Italy ranking second and Japan and the U.S. markets to follow. Germany most probably will remain the largest market in 2010, while new markets in particular from Southern Europe, Asia and the U.S. will grow significantly.

According to the latest outlook by Gartner, the leading information technology research and advisory company, there is clear evidence that the semiconductor industry is poised for strong growth in 2010. Consequently, worldwide semiconductor revenue in 2010 is expected to grow by 20% over the 2009 level. Given the sales momentum and earlier cutbacks in capital spending, semiconductor utilization rates are approaching constraints and most regions and most applications are seeing increased orders.

Despite the crisis, lithium ion battery (LIB) demand in 2009 remained almost stable at the 2008 level, mainly driven by the growth in notebook PCs. As the number of portable applications is growing further, especially for notebook PCs and power tools, the Institute of Information Technology forecasts a 12% growth in LIB demand for 2010 and sees a remaining double digit growth in portable applications for the coming years.

BUSINESS DEVELOPMENT

Condensed consolidated income statement

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Sales revenue	**303.6**	**295.6**	**2.7%**
Gross profit	77.5	85.4	-9.3%
Selling, administrative, research and other income/expense	-51.7	-56.1	7.8%
Profit from operations (EBIT)	**25.8**	**29.3**	**-11.9%**
Result from investments accounted for At-Equity	-2.2	-0.8	–
Net financing result	-8.8	-15.0	41.3%
Profit before tax	**14.8**	**13.5**	**9.6%**
Income tax expense	-5.6	-4.6	-21.7%
Non-controlling interests	0.2	-0.1	–
Net profit attributable to shareholders of the parent company	**9.4**	**8.8**	**6.8%**
Earnings per share, basic (in €)	0.14	0.13	7.7%
Earnings per share, diluted (in €)	0.14	0.13	7.7%

As expected, business development was mixed in the first quarter 2010. While we saw a first recovery in sales within our Business Area Performance Products (PP), we had a 15% sales revenue decline in the Business Area Graphite Materials & Systems (GMS) compared to the same period a year earlier, reflecting the typical late cyclical character of this business. The Business Area Carbon Fibers & Composites (CFC) delivered relatively stable sales of €49.5 million. Overall, Group sales revenue slightly improved by 3% to €303.6 million, compared to €295.6 million in Q1/2009.

Gross profit decreased by €7.9 million or 9.3% to €77.5 million compared to the same period a year earlier. Selling, administrative, research and other income/expense decreased by €4.4 million to €51.7 million from €56.1 million in the first quarter 2009 mainly due to lower expenses for distribution and selling. Newly identified sustainable cost savings reached almost €5 million in Q1/2010.

Accordingly, profit from operations (EBIT) decreased by 11.9% to €25.8 million in Q1/2010 from €29.3 million in the first quarter 2009, which however was also the strongest quarter of fiscal 2009. Considering that the first quarter of the year is traditionally our weakest quarter, this development reflects a promising start into 2010.

Result from investments accounted for At-Equity and net financing result

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Result from investments accounted for At-Equity	**-2.2**	**-0.8**	**-**
Interest income	0.4	0.1	–
Interest expense	-4.0	-3.7	-8.1%
Imputed interest convertible bonds (non-cash)	-3.3	-1.9	-73.7%
Interest expense on pensions	-4.1	-4.0	-2.5%
Interest expense, net	**-11.0**	**-9.5**	**-15.8%**
Amortization of refinancing costs (non-cash)	-0.6	-0.4	-50.0%
Foreign currency valuation of Group loans (non-cash)	0.3	-5.3	–
Other financial income	2.5	0.2	–
Other financing result	**2.2**	**-5.5**	**-**
Net financing result	**-8.8**	**-15.0**	**41.3%**

Main investments accounted for At-Equity are Brembo SGL (Italy), Benteler SGL (Germany), SGL Automotive Carbon Fibers (Germany and U.S.) and PowerBlades (Germany). In the quarter under review, the total loss from At-Equity-accounted investments amounted to €2.2 million versus a loss of €0.8 million in the same period one year earlier.

The joint venture with Brembo formed mid of 2009 for the purpose of joint production and development of carbon ceramic brake discs continues to be impacted by the current economic and business situation in the automotive industry. Nevertheless, order intake has markedly improved in Q1/2010 versus prior quarters.

In 2009, we expanded our joint research activities with Benteler including the acquisition of Benteler SGL Composite Technik, Austria.

The joint ventures with the BMW Group were established at the turn of the year for the production of carbon fibers and fabrics for use in automobile manufacturing. SGL Automotive Carbon Fibers started its activities in 2010 incurring marginal start-up costs. These ramp-up costs are expected to further increase over the course of 2010.

On April 6, 2010, SGL Group and BMW jointly announced that their U.S. based joint venture, SGL Automotive Carbon Fibers LLC, will build a state-of-the-art carbon fiber manufacturing plant in Moses Lake, WA. During the initial phase, US $100 million will be invested and 80 local jobs will be created.

The new facility is an important element of both companies' strategy to commercialize viable manufacturing of ultra light weight carbon fiber reinforced plastics (CFRP) for use in future vehicle concepts. The fibers manufactured at Moses Lake will be used exclusively for BMW Group's upcoming Megacity Vehicle.

In line with BMW Group's and SGL Group's leading roles in sustainable business operations, the decision to build the carbon fiber plant in Moses Lake was based primarily on the availability of renewable clean hydropower and competitive energy costs in the state of Washington. Favorable infrastructure conditions, existing utilities, a skilled labor force and ease of working with the local government were also contributing factors in selecting Moses Lake as the location.

Net interest expense increased to €11.0 million in the first quarter, compared to €9.5 million in the same period a year earlier. This is mainly attributable to the first time full year inclusion of the convertible bond issued in June 2009 incurring additional current and imputed interest (Q1/2010: minus €1.6 million and minus €1.3 million respectively).

Other financial result reached a positive €2.2 million in the first quarter, compared to a negative €5.5 million the same period a year earlier. The prior year period included higher non-cash expenses due to currency effects from intercompany loans. The item "Other financial income" increased to an income of €2.5 million from an income of €0.2 million in the prior-year period, which is mainly driven by positive foreign currency effects of our bank debt denominated in foreign currency.

Accordingly, net financing result (excluding result from investments accounted for At-Equity) amounted to minus €8.8 million in the first quarter of 2010 and thus improved markedly from the minus €15.0 million reported in the first quarter 2009.

Profit before and after taxes

Profit before taxes was €14.8 million in the first quarter, an increase of almost 10% over the prior year's first quarter, when we reported €13.5 million. The year-over-year change was due to the factors described above, primarily including a reduction in distribution and selling expenses and improved net financing result which more than compensated for the reduction in gross profit.

Income tax expense of €5.6 million in Q1/2010 (Q1/2009: €4.6 million) translates into a total tax rate of 37.8% compared to 34.1% in Q1/2009. This relatively high tax rate is explained by impacts from non deductible expenses as well as tax effects for investments accounted for At-Equity. We expect our full year 2010 Group tax rate to normalise in a range of 30–35%.

Despite the still difficult economic situation we reached a positive net profit of €9.4 million in the first quarter 2010, representing an increase of almost 7% above last years' comparable first quarter result.

Based on an average number of 65.4 million shares, basic earnings per share increased to €0.14 (Q1/2009: €0.13). To calculate the diluted earnings per share, the potential shares resulting from conversion of stock option and stock appreciation right plans have to be considered. Accordingly, the average number of shares increases to 65.6 million. The additional 5.5 million shares from the convertible bond issued in 2007 and the 6.5 million shares from the convertible bond issued in 2009 do not dilute earnings per share, as the corresponding net profit is adjusted for expenses (real and imputed) relating to the convertible bond recorded in the net financing result.

Balance sheet structure

€ million	March 31, 2010	Dec. 31, 2009	Change
ASSETS			
Non-current assets	973.5	917.9	6.1%
Current assets	988.3	961.6	2.8%
Assets held for sale	0.8	1.0	-20.0%
Total assets	**1,962.6**	**1,880.5**	**4.4%**
EQUITY AND LIABILITIES			
Shareholders' equity	801.3	750.5	6.8%
Non-controlling interests	4.9	4.7	4.3%
Total Equity	**806.2**	**755.2**	**6.8%**
Non-current liabilities	908.2	890.7	2.0%
Current liabilities	248.2	234.6	5.8%
Total equity and liabilities	**1,962.6**	**1,880.5**	**4.4%**

Compared to December 31, 2009, total assets increased by €82.1 million to €1,962.6 million as at March 31, 2010. The further increased balance sheet total was strongly impacted by exchange

rate changes (mainly related to the stronger US Dollar, Polish Zloty and Malaysian Ringgit). Total currency effects increased our assets by €59.4 million.

The increase in non-current assets was primarily the result of investments in intangible assets and property, plant and equipment at €20.3 million, which exceeded the level of depreciation and amortization by €6.1 million. Total increase in property, plant and equipment compared to December 31, 2009 was €38.6 million, of which €33.2 million relate to currency effects. Capital expenditures were mainly attributable to the further progress in setting up our new production facility in Banting, Malaysia.

Besides intangible assets, property, plant and equipment, the item "non-current assets" also comprise receivables from long term construction contracts and the values of our At-Equity investments. Long term receivables from construction contracts increased by €6.9 million to €35.0 million, while the At-Equity-investments increased by €4.3 million (net of losses from At-Equity investments of €2.2 million) to €54.1 million, primarily due to scheduled and executed capital contributions into the joint ventures with BMW.

Current assets increased by a total of €26.7 million to €988.3 million mainly due to an increased liquidity position of €333.3 million at end of Q1/2010 after €302.3 million at end of last year.

On the equity and liabilities side, total shareholders' equity increased by €50.8 million to €801.3 million, mainly due to positive currency effects of €33.5 million and the positive net income after taxes. Total equity increased to €806.2 million as at March 31, 2010. This translates into an equity ratio of 40.8% as compared to 39.9% at the end of 2009.

Non-current liabilities rose by €17.5 million to €908.2 million as at March 31, 2010. This is related to an increased gross financial debt as a result of currency translation effects as well as higher drawdowns of our locally established loans in Malaysia and slightly increased pension liabilities. Current liabilities increased by €13.6 million to €248.2 million as at March 31, 2010. Main changes relate to higher trade payables as compared to end of 2009.

Working capital

€ million	March 31, 2010	Dec. 31, 2009	Change
Inventories	404.0	398.2	1.5%
Trade receivables	206.7	218.8	-5.5%
Receivables from long-term construction contracts	35.0	28.1	24.6%
Trade payables	-107.7	-99.8	7.9%
Working Capital	**538.0**	**545.3**	**-1.3%**

Reported working capital was highly impacted by currency valuation effects as well. Inventory increased by €12 million solely due to currency translation as a result of the stronger US Dollar, Polish Zloty and Malaysian Ringgit. Excluding this effect, inventories were reduced by €6.5 million and accounts receivables by €11.6 million compared to year end 2009.

Changes in equity

	1st Quarter 2010		
€ million	**Shareholders' equity**	**Non-controlling interests**	**Total equity**
Balance at January 1	**750.5**	**4.7**	**755.2**
Capital increase from share-based payment plans	**3.2**	**0.0**	**3.2**
Net profit	9.4	-0.2	9.2
Other comprehensive income	38.2	0.4	38.6
Total comprehensive income	**47.6**	**0.2**	**47.8**
Balance at March 31	**801.3**	**4.9**	**806.2**

Shareholders' equity increased by €50.8 million to €801.3 million as at March 31, 2010 mainly due to positive currency translation effects of €33.5 million, positive valuation of our currency cash flow hedges of €4.7 million, a net profit of €9.4 million and capital increases related to share-based payment plans of €3.2 million. The equity ratio improved to 40.8% compared to 39.9% as at December 31, 2009.

During the first quarter of 2010, 114,519 shares were used for the employee bonus plan in Germany and 49,637 shares for the Matching Share Plan for various levels of management. For further information regarding equity-related disclosures please refer to "Other information" in the notes to the condensed consolidated interim financial statements.

Net financial debt

€ million	March 31, 2010	Dec. 31, 2009	Change
Current and non-current financial liabilities	616.8	601.7	2.5%
Remaining imputed interest for the convertible bonds	54.9	58.2	-5.7%
Accrued refinancing cost	9.8	10.3	-4.9%
Total financial debt	**681.5**	**670.2**	**1.7%**
Time deposits	200.0	0.0	–
Cash and cash equivalents	133.3	302.3	-55.9%
Total liquidity	**333.3**	**302.3**	**10.3%**
Net financial debt	**348.2**	**367.9**	**-5.4%**

Total debt comprises our corporate bond and two convertible bonds, loans from banks, imputed interest for the convertible bonds and refinancing expenses. Total debt comprises of the balance sheet items "Interest-bearing loans" and "Current portion of interest-bearing loans".

Total liquidity refers to the liquid assets the SGL Group had available at the respective balance sheet dates to fund the business operations and pay for near-term obligations. Total liquidity comprises cash and cash equivalents as well as current time deposits with a maturity of less than 12 months from the date of acquisition, as stated on the interim condensed consolidated balance sheet. For further details please refer to the "Liquidity and capital resources" section.

Net financial debt results from total debt less total liquidity. Management uses the net financial debt measure for internal finance management, as well as for external communication with rating agencies. Net financial debt was €348.2 million as of March 31, 2010, compared to €367.9 million as of December 31, 2009. Since we have certain financial debt as well as liquid assets not denominated in Euro, we also experienced currency translation effects within the net financial debt changes in Q1/2010. Such currency effects increased our net financial debt by almost €7 million during first quarter 2010. Nevertheless, we were able to reduce overall net financial debt by €19.7 million, mainly due to the strong free cash flow generated in Q1/2010 which in particular benefited from high operating cash flows due to a reduction in working capital as well as disproportionately lower capital expenditure outflows. For the full year 2010, we expect capital expenditures to approximately reach 2009 levels.

Starting 2010 we decided to invest excess liquidity into time deposits to achieve better interest rates. The time deposits reported as of March 31, 2010 comprise bank deposits with original maturities up to nine months. Accordingly, total liquidity in the first quarter 2010 consists of these time deposits and cash and cash equivalents while total liquidity in the first quarter 2009 was entirely held in cash and cash equivalents.

Liquidity and capital resources

	1st Quarter	
€ million	**2010**	**2009**
Cash provided by/used in operating activities	52.9	-9.4
Cash used in investing activities	-26.5	-39.4
Free cash flow	26.4	-48.8
Cash used for investing and cash management activities	-226.5	-39.4
Cash provided by financing activities	2.9	10.9
Effect of foreign currency rate changes	1.7	0.0
Net change in cash and cash equivalents	-169.0	-37.9
Cash and cash equivalents March 31	133.3	85.2
Time deposits	200.0	0.0
Total liquidity	**333.3**	**85.2**
Net increase/decrease in total liquidity	**31.0**	**-37.9**

The cash flow statement shows how cash and cash equivalents have changed over the reporting period at the SGL Group. In accordance with IAS 7 the cash flows are presented separately into cash flow from operating, investing and financing activities. The cash and cash equivalents shown in the cash flow statement correspond to the balance sheet item cash and cash equivalents. Total liquidity further includes short-term time deposits with maturities up to nine months (€200 million).

We report free cash flow as a performance measure, which is defined as "Net cash provided by (used in) operating activities less cash used for investing activities". We believe this measure is helpful to our investors as an indicator of our long-term ability to generate cash flows from operations and to pay for expenditures not included in this measure, such as debt repayment.

Operating activities provided net cash of €52.9 million in the three months of fiscal year 2010, compared to net cash used of €9.4 million in the same period a year earlier. Cash flow from operating activities strongly benefited from a further reduced working capital, which contributed positive cash inflows of €24.1 million compared to a cash outflow of €30.9 million one year ago.

Investing activities used cash of €26.5 million in the first three months in 2010, compared to net cash used of €39.4 million in the first quarter 2009. Capital expenditure in intangible assets and property plant and equipment was reduced by €17.7 million, while payments for the investments accounted for At-Equity increased by €4.8 million.

The reduction in cash outflows from investing activities in Q1/2010 vs. Q1/2009 is a result of our tight control of capital requirements in light of the overall economic situation. Nevertheless, we expect 2010 full year capital expenditures to be similar to 2009 levels.

Overall, increased cash flow from operating activities less cash used for investing activities resulted in a positive free cash flow of €26.4 million in Q1/2010, compared to a negative €48.8 million in Q1/2009.

Cash provided by financing activities resulted in net cash proceeds of €2.9 million in the three months of fiscal year 2010, compared to a net cash inflow of €10.9 million in the same period a year earlier, mainly due to comparatively lower drawdowns of our loans in Malaysia as a result of tight control of capital expenditures.

Total available liquidity to finance our businesses, future investments and growth amounts to €333.3 million as of March 31, 2010 (Q1/2009: €85.2 million).

SEGMENT REPORTING

Performance Products (PP)

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Sales revenue	170.0	142.1	19.6%
EBITDA	41.3	45.8	-9.8%
Profit from operations/EBIT	34.0	39.4	-13.7%
Return on sales	20.0%	27.7%	–

Results of the Business Area Performance Products in 2009 were characterized by a double digit demand decline for our graphite electrodes, particularly in the first half 2009 as a result of substantial production cutbacks and inventory reduction in the steel industry. With rising utilization rates in the steel industry and the end of destocking activities, demand for graphite electrodes increased strongly in the first quarter 2010, however still falling short of pre-crisis levels. The positive development in graphite electrode sales was partially offset by the decline in cathodes, which in 2010 will suffer from a capital expenditure pause in the aluminum industry.

Accordingly, sales in the first quarter 2010 in the Business Area Performance Products increased by 20% (currency adjusted: 22%) to €170.0 million (Q1/2009: €142.1 million). In comparison to the final quarter of 2009, sales declined by 16%, primarily reflecting the expected weakening of cathodes in 2010.

Despite higher sales volumes in graphite electrodes and cost savings of approximately €2 million, EBIT declined by 14% to €34.0 million in the first quarter 2010 from €39.4 million in the first quarter 2009 due to higher raw material costs, which could not be compensated by pricing in graphite electrodes, the decline in the cathodes business volume as well as continued start up costs for the commissioning of the new Malaysian production facility. Despite these effects, return on sales amounted to 20.0% in the first quarter 2010 (Q1/2009: 27.7%). Compared to the fourth quarter of 2009, EBIT declined by 16% in the first quarter 2010, reflecting the lower sales contribution from cathodes.

As already stated in our 2009 results press release of March 18, 2010, we continue to expect ongoing recovery in most of the businesses and regions; however, the return on sales in the Business Area Performance Products could temporarily drop slightly below our mid-term benchmark of minimum 20% in the full year 2010 due to the above described price and cost developments in graphite electrodes, the lower cathodes business and expenses relating to the new Malaysian plant.

Graphite Materials & Systems (GMS)

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Sales revenue	83.5	98.3	-15.1%
EBITDA	9.3	14.7	-36.7%
Profit from operations/EBIT	5.2	10.6	-50.9%
Return on sales	6.2%	10.8%	–

As a typical late cyclical business, the Business Area Graphite Materials & Systems still had a strong first half 2009, benefiting from a high order backlog at the end of 2008. With order intake weakening since the beginning of 2009, sales performance declined substantially in the second half of 2009.

As expected, this trend continued into the first quarter 2010. Therefore, compared to the relative high base of €98.3 million in the first quarter 2009, sales declined by 15% to €83.5 million in the first quarter 2010 reflecting weaker demand across most end markets. Currency adjusted sales declined by 13%. In comparison to the fourth quarter 2009 however, sales improved slightly by 6%.

Primarily due to lower fixed cost absorption resulting from the lower sales levels, EBIT in the first quarter 2010 declined more than proportionately by 51% from €10.6 million in the first quarter 2009 to €5.2 million in the reporting period. Cost savings in the first quarter 2010 amounted to approximately €1 million. The return on sales recorded by the Business Area Graphite Materials & Systems was 6.2% in the first quarter 2010 (Q1/2009: 10.8%). EBIT more than doubled compared to the fourth quarter 2009, as the final two quarters of last year were particularly impacted by our own destocking efforts.

Order intake has started to recover strongly across all end markets since the beginning of this year, allowing us to expect a gradual recovery in business volumes already from the second quarter 2010 onwards. Overall, sales and earnings in Graphite Materials & Systems for 2010 are forecast to remain approximately at the previous year's level.

Carbon Fibers & Composites (CFC)

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Sales revenue	49.5	49.6	-0.2%
EBITDA	-1.6	-4.8	66.7%
Profit from operations/EBIT	-3.8	-7.6	50.0%
Return on sales	-7.7%	-15.3%	–

As expected, the market for carbon fibers continues to face temporary overcapacities due to the numerous delays in new aircraft projects, delayed investments in wind energy, as well as declining demand in sports and consumer applications and the corresponding high inventory levels. This has resulted in an increasingly competitive environment which is currently having a negative impact on prices and volumes. In addition, the development of our growth business Carbon Fibers & Composites continues to require ongoing high capital expenditures and therefore generates significant start-up costs, as well as ongoing high expenses for research and development.

Despite this difficult market environment, sales in the Business Area Carbon Fibers & Composites at €49.5 million in the first quarter 2010 remained at the same level as in the first quarter 2009. Adjusted for currency effects, sales even increased by 2% mainly due to higher sales volumes particularly in composite materials. These were partially offset by lower sales contribution from SGL Rotec resulting from changes in production equipment (moulds) as we prepare to execute the new BARD order for wind turbine blades. In comparison to the fourth quarter of 2009, sales declined slightly by 4%.

Primarily due to the continued temporary overcapacity in the carbon fiber market, we continued to record a loss in the Business Area Carbon Fibers & Composites. However, in comparison to the first quarter 2009 (Q1/2009: minus €7.6 million) we were able to cut our losses in half to €3.8 million in the reporting period mainly due to operational improvements across all business units, supported by approximately €2 million of cost savings. EBIT also improved by €0.4 million compared to the final quarter of 2009.

As the year progresses, we expect sales and earnings in CFC to improve substantially, in particularly driven by the production ramp up at our subsidiary HITCO, which produces composite parts for the aerospace and defense industry. However, given the continued difficult market situation in carbon fiber and composites, losses will persist in the full year 2010.

Central T&I, Brake Discs and Corporate Costs

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Other revenue*	0.6	5.6	-89.3%
Central T&I costs	-2.6	-2.9	10.3%
Brake Discs (EBIT)	0.0	-3.7	–
Corporate costs	-7.0	-6.5	-7.7%

* in Q1/09 incl. Brake Discs

Central T&I costs declined by 10% to €2.6 million in the reporting period as compared to the previous year level due to overall cost control in a difficult economic environment.

Since our business with carbon ceramic brake discs was transferred into the newly established joint venture Brembo SGL Carbon Ceramic Brakes, we no longer fully consolidated these activities from June 1, 2009. Therefore, the joint venture profits & losses attributable to SGL Group are reported under investments accounted for At-Equity starting June 1, 2009. Last year's consolidated loss of the brake disc activities in Q1/2009 amounted to €3.7 million.

Corporate costs were slightly up by €0.5 million from €6.5 million in Q1/2009 to €7.0 million in Q1/2010. In addition to slightly higher provisions for management incentive systems in Q1/2010, we also incurred expenses in connection with our "Fitness-Check" program. The first quarter 2009 also benefited from the release of a legal provision amounting to €0.8 million.

EMPLOYEES

As at March 31, 2009, SGL Group employed 6,015 people, 39 more than at the end of 2009. The further decentralisation of our organisation and the reorganisation of the Business Units as of the beginning of 2010 results in a new allocation of employees to the Business Areas.

The number of employees in the Business Area Performance Products slightly increased by 8 to 2,077. The Business Area Graphite Materials & Systems continued their headcount development by additionally reducing 9 employees, reaching a total of 2,610 employees by end of Q1/2010. The Business Area Carbon Fibers & Composites increased its workforce from 1,225 at the end of 2009 by 42 to 1,267 as of March 31, 2010 for the expected increased activities at Rotec and HITCO. In addition to new hires, we also were able to significantly reduce short time work in various plants.

At the end of March 2010, SGL Group employed 2,416 people in Germany, 1,784 in the rest of Europe, 1,238 in North America, and 577 in Asia.

OPPORTUNITIES AND RISKS

Regarding existing opportunities and risks, we refer to the statements made in the annual report for the financial year ended December 31, 2009 as well as the outlook statement in this interim report. For the period under review, SGL Group's risk situation did not change materially from year-end 2009. Individual risks and opportunities that were only partially visible at year end can now be better assessed. We are employing all of the measures at our disposal to limit and mitigate risks. According to our evaluation, there are no material risks even when cumulatively considering them.

OUTLOOK

As already outlined in our year end 2009 reporting on March 18 of this year, 2010 will be a transitional year for us. However, due to the promising start to the year 2010, we are – from the current perspective – confident to achieve operating results close to the 2009 level.

In view of increasing steel production, unit sales for graphite electrodes are expected to rise in 2010 although this will remain below the pre-crisis level. Simultaneously, we anticipate that it will not be

possible to fully pass through raw material cost increases in 2010, thus partly offsetting the effect of higher volumes. After two very strong years it is expected that the cathode business will not perform as strongly this year as most maintenance investments in the aluminum industry have now been concluded and the construction of new aluminum smelting plants has been postponed until after 2010; therefore the cathode business will in 2010 reflect the investment pause in the aluminum industry. Consequently, we continue to expect that the return on sales in the Business Area Performance Products could temporarily drop slightly below our mid term benchmark of minimum 20% in the full year 2010 due to the above described price and cost developments in graphite electrodes, the lower cathodes business and expenses relating to the new Malaysian plant.

Order intake has started to recover strongly across all end markets in the Business Area Graphite Materials & Systems since the beginning of this year, allowing us to expect a gradual recovery in business volumes already from the second quarter 2010 onwards. Overall, sales and earnings in Graphite Materials & Systems for 2010 are forecast to remain approximately at the previous year's level.

For the Business Area Carbon Fibers & Composites project postponements in the aerospace and wind energy industries along with generally lower demand from the sport and consumer sectors has led to high inventory levels, low capacity utilization and continuing price pressure in the carbon fiber industry, which will result in persisting losses in the full year 2010. However, as the year progresses, we expect sales and earnings in the Business Area Carbon Fibers & Composites to improve substantially, in particular driven by the production ramp up at our subsidiary HITCO, which produces composite parts for the aerospace and defense industry.

On the Group level, we continue to expect in 2010 a slight increase in sales and a recurring EBIT close to that of the previous year.

The gearing target of approximately 0.5 remains our top priority. It will also be the performance indicator defining our investment program. Accordingly we expect capital expenditure in plant, property and equipment and intangible assets to be approximately at the same level as in 2009 despite the low expenditures recorded in the first quarter 2010.

We continue to believe that the fundamental growth trends supporting our businesses remain intact, so that – under the assumption of continued recovery of the global economy – we anticipate a 40–50% EBIT improvement in 2011 compared to the transitional years 2009/10.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, April 28, 2010
SGL Carbon SE
The Board of Management

Condensed consolidated income statement

€ million	1st Quarter 2010	2009	Change
Sales revenue	**303.6**	**295.6**	**2.7%**
Cost of sales	-226.1	-210.2	-7.6%
Gross profit	**77.5**	**85.4**	**-9.3%**
Selling, administrative, research and other income/expense	-51.7	-56.1	7.8%
Profit from operations/EBIT	**25.8**	**29.3**	**-11.9%**
Result from investments accounted for At-Equity	-2.2	-0.8	–
Interest income	0.4	0.1	–
Interest expense	-11.4	-9.6	-18.8%
Other financing result	2.2	-5.5	–
Profit before tax	**14.8**	**13.5**	**9.6%**
Income tax expense	-5.6	-4.6	-21.7%
Net profit for the period	**9.2**	**8.9**	**3.4%**
thereof:			
Non-controlling interests	-0.2	0.1	–
Shareholders of the parent company	9.4	8.8	6.8%
Earnings per share, basic (in €)	0.14	0.13	7.7%
Earnings per share, diluted (in €)	0.14	0.13	7.7%

Consolidated statement of comprehensive income

€ million	1st Quarter 2010	2009
Net profit for the period	**9.2**	**8.9**
Cash flow hedges	4.7	-4.2
Currency translation	33.9	-0.4
Other comprehensive income	**38.6**	**-4.6**
Comprehensive income	**47.8**	**4.3**
of which attributable to the shareholders of the parent company	47.6	4.3
of which attributable to non-controlling interests	0.2	0.0

Condensed consolidated balance sheet

€ million	March 31, 2010	Dec. 31, 2009	Change
ASSETS			
Non-current assets			
Intangible assets	144.5	140.7	2.7%
Property, plant and equipment	673.4	634.8	6.1%
Other non-currents assets	98.8	87.3	13.2%
Deferred tax assets	56.8	55.1	3.1%
	973.5	**917.9**	**6.1%**
Current assets			
Inventories	404.0	398.2	1.5%
Trade receivables	206.7	218.8	-5.5%
Other receivables and other current assets	44.3	42.3	4.7%
Time deposits	200.0	0.0	–
Cash and cash equivalents	133.3	302.3	-55.9%
	988.3	**961.6**	**2.8%**
Assets held for sale	0.8	1.0	-20.0%
Total assets	**1,962.6**	**1,880.5**	**4.4%**

€ million	March 31, 2010	Dec. 31, 2009	Change
EQUITY AND LIABILITIES			
Shareholders' equity	**801.3**	**750.5**	**6.8%**
Non-controlling interests	4.9	4.7	4.3%
Total Equity	**806.2**	**755.2**	**6.8%**
Non-current liabilities			
Interest-bearing loans	608.0	595.2	2.2%
Provisons for pensions and other employee benefits	239.0	235.2	1.6%
Deferred tax liabilities	4.6	3.8	21.1%
Other non current liabilities and provisions	56.6	56.5	0.2%
	908.2	**890.7**	**2.0%**
Current liabilities			
Current portion of interest-bearing loans	8.8	6.5	35.4%
Other provisions	70.0	68.9	1.6%
Trade payables	107.7	99.8	7.9%
Other current liabilities and income tax liabilities	61.7	59.4	3.9%
	248.2	**234.6**	**5.8%**
Total equity and liabilities	**1,962.6**	**1,880.5**	**4.4%**

Condensed consolidated cash flow statement

	1st Quarter	
€ million	**2010**	**2009**
Profit before tax	14.8	13.5
Add back of net interest expenses	11.0	9.5
Depreciation and amortization expense	14.2	13.9
Amortization of refinancing costs	0.6	0.4
Income taxes paid	-2.4	-6.6
Interest received	0.4	0.1
Interest paid	-1.4	-3.4
Changes in provisions, net	2.6	-9.1
Changes in working capital, net	24.1	-30.9
Changes in other operating assets and other liabilities	-11.0	3.2
Cash flow provided by/used in operating activities	**52.9**	**-9.4**
Capital expenditure in property, plant and equipment and intangible assets	-20.3	-38.0
Payments for investments accounted for At-Equity	-6.3	-1.5
Other investing activities	0.1	0.1
Cash used for investing activities	**-26.5**	**-39.4**
Cash outflow for the investment in time deposits	-200.0	0.0
Cash used for investing and cash management activities	**-226.5**	**-39.4**
Free cash flow*	26.4	-48.8
Proceeds from corporate debt	4.4	10.9
Repayment of corporate debt	-1,5	0,0
Cash provided by financing activities	**2.9**	**10.9**
Effect of foreign exchange rate changes	1.7	0.0
Net change in cash and cash equivalents	**-169.0**	**-37.9**
Cash and cash equivalents at beginning of period	302.3	123.1
Cash and cash equivalents at end of period	**133.3**	**85.2**
Time deposits	200.0	0.0
Total liquidity	**333.3**	**85.2**
Net increase/decrease in total liquidity	31.0	-37.9

*Defined as cash provided by operating activities minus cash used in investing activities (before cash management activities)

Condensed consolidated statement of changes in equity

€ million	1st Quarter 2010		
	Shareholders' equity	Non-controlling interest	Total equity
Balance at January 1	**750.5**	**4.7**	**755.2**
Capital increase from share-based payment plans	**3.2**	**0.0**	**3.2**
Net profit	9.4	-0.2	9.2
Other comprehensive income	38.2	0.4	38.6
Total comprehensive income	**47.6**	**0.2**	**47.8**
Balance at March 31	**801.3**	**4.9**	**806.2**

€ million	1st Quarter 2009		
	Shareholders' equity	Non-controlling interest	Total equity
Balance at January 1	**763.4**	**4.5**	**767.9**
Capital increase from share-based payment plans	**2.1**	**0.0**	**2.1**
Net profit	8.8	0.1	8.9
Other comprehensive income	-4.5	-0.1	-4.6
Total comprehensive income	**4.3**	**0.0**	**4.3**
Other changes in equity	0.0	0.5	0.5
Balance at March 31	**769.8**	**5.0**	**774.8**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Description of business

SGL Carbon SE, located at Rheingaustrasse 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon products.

Basis of preparation and accounting policies

The consolidated financial statements of the SGL Group are prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations by the International Financial Reporting Interpretations Committee (IFRIC), as applicable in the European Union (EU). The interim financial reporting for the three month period ended March 31, 2010 has been prepared in accordance with IAS 34 (Interim Financial Reporting). In accordance with IAS 34 regulations, a condensed report was chosen compared with the consolidated financial statements as at December 31, 2009.

The interim financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2009. The interim financial statements contain all of the information that is required for a fair presentation of the results of operations and the financial position of the Group.

The accounting policies and consolidation methods used are consistent with those used in the 2009 annual financial statements. The accounting standards applied for the first time in the 2010 financial year do not have any material effect on the presentation of the financial position and financial performance of SGL Group. The consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Management on April 28, 2010. These consolidated interim financial statements were not reviewed by our auditors

Changes to the scope of consolidation

There were no changes to the scope of consolidation as at March 31, 2010, compared to December 31, 2009.

Seasonality of operations

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. These ordinary seasonal influences are currently being overridden by the global economic crisis in many customer industries.

Other information

Issued capital rose to €167.6 million as at March 31, 2010 (December 31, 2009: €167.4 million) and is divided into 65,478,864 no-par value ordinary bearer shares at €2.56 per share. During the first quarter of 2010, 99,637 new shares were issued and granted to employees under the employee bonus plan and under the Matching Share Plan. Exercise of stock options from the the existing stock option plan and SARs from the stock appreciation rights plan did not lead to the creation of any new shares. As at March 31, 2010, SGL Carbon SE holds a total of 32,994 treasury shares. On January 15, 2010, a total of 850,670 new SARs were granted from the SAR Plan approved by the 2009 Annual General Meeting with a strike price of €21.98. In March 2010, members of the Board of Management and the top three management tiers purchased a total of 102,763 shares at a price of €21.67 for the Matching Share Plan.

As at March 31, 2010, there are 3,133,620 SARs, 239,662 matching shares and 473,550 stock options outstanding.

During the first quarter of 2010 there were no major events or changes to estimates from the 2009 financial year. Contingent liabilities and contingent assets did not change materially compared to the last annual closing date.

SGL Group did not pay a dividend during the reporting period.

Sales revenue and operating profit by segment

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Sales revenue			
Performance Products	170.0	142.1	19.6%
Graphite Materials & Systems	83.5	98.3	-15.1%
Carbon Fibers & Composites	49.5	49.6	-0.2%
Other	0.6	5.6	-89.3%
	303.6	**295.6**	**2.7%**

	1st Quarter		
€ million	**2010**	**2009**	**Change**
Profit (loss) from operations/EBIT			
Performance Products	34.0	39.4	-13.7%
Graphite Materials & Systems	5.2	10.6	-50.9%
Carbon Fibers & Composites	-3.8	-7.6	–
Central T&I Costs	-2.6	-2.9	-10.3%
Brake Discs	0.0	-3.7	–
Corporate costs	-7.0	-6.5	7.7%
	25.8	**29.3**	**-11.9%**

EVENTS AFTER THE BALANCE SHEET DATE

None

Wiesbaden, April 28, 2010

SGL Carbon SE
The Board of Management

Quarterly Sales Revenue and Operating Profit by Segment

	2009					2010
Sales revenue € million	**Q1**	**Q2**	**Q3**	**Q4**	**Full year**	**Q1**
Performance Products	142.1	131.4	165.2	202.9	641.6	170.0
Graphite Materials & Systems	98.3	101.0	86.2	79.0	364.5	83.5
Carbon Fibers & Composites	49.6	52.1	54.6	51.7	208.0	49.5
Other	5.6	4.1	2.2	-0.2	11.7	0.6
	295.6	**288.6**	**308.2**	**333.4**	**1.225.8**	**303.6**

	2009					2010
Profit (loss) from operations/ EBIT € million	**Q1**	**Q2**	**Q3**	**Q4**	**Full year**	**Q1**
Performance Products	39.4	33.0	38.5	40.4	151.3	34.0
Graphite Materials & Systems	10.6	12.6	2.3	2.5	28.0	5.2
Carbon Fibers & Composites*	-7.6	-5.5	-5.6	-4.2	-22.9	-3.8
Central T&I Costs	-2.9	-2.6	-3.2	-3.3	-12.0	-2.6
Brake Discs	-3.7	-4.9	0.0	-0.1	-8.7	0.0
Corporate costs	-6.5	-4.5	-7.5	-6.8	-25.3	-7.0
	29.3	**28.1**	**24.5**	**28.5**	**110.4**	**25.8**

Quarterly Consolidated Return on Sales

	2009					2010
ROS in %	**Q1**	**Q2**	**Q3**	**Q4**	**Full year**	**Q1**
Performance Products	27.7	25.1	23.3	19.9	23.6	20.0
Graphite Materials & Systems	10.8	12.5	2.7	3.2	7.7	6.2
Carbon Fibers & Composites*	-15.3	-10.6	-10.3	-8.1	-11.0	-7.7
SGL Group	**9.9**	**9.7**	**7.9**	**8.5**	**9.0**	**8.5**

* Before impairment losses of €74 million in Q4/09

Quarterly Consolidated Income Statement

€ million	2009 Q1	2009 Q2	2009 Q3	2009 Q4	2009 Full year	2010 Q1
Sales revenue	295.6	288.6	308.2	333.4	1.225.8	303.6
Cost of sales	-210.2	-203.4	-224.1	-251.2	-888.9	-226.1
Gross profit	**85.4**	**85.2**	**84.1**	**82.2**	**336.9**	**77.5**
Selling/administration/ research/other	-56.1	-57.1	-59.6	-53.7	-226.5	-51.7
Profit from operations (EBIT) before impairment losses	**29.3**	**28.1**	**24.5**	**28.5**	**110.4**	**25.8**
Impairment losses	–	–	–	-74.0	-74.0	–
Profit from operations (EBIT)	**29.3**	**28.1**	**24.5**	**-45.5**	**36.4**	**25.8**
Result from investments accounted for At-Equity	-0.8	-0.8	-1.7	-6.6	-9.9	-2.2
Net financing result	-15.0	-8.2	-11.7	-9.2	-44.1	-8.8
Profit (loss) before tax	**13.5**	**19.1**	**11.1**	**-61.3**	**-17.6**	**14.8**
Income tax expense	-4.6	-4.4	-3.1	-30.6	-42.7	-5.6
Non-controlling interests	-0.1	-0.3	0.0	0.3	-0.1	0.2
Net profit (loss) attributable to shareholders of the parent company	**8.8**	**14.4**	**8.0**	**-91.6**	**-60.4**	**9.4**

Important note

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances, and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

FINANCIAL CALENDAR 2010

April 30	Annual General Meeting
August 5	Report on the first half of 2010
November 4	Report on nine months of 2010

INVESTOR RELATIONS CONTACT

SGL Carbon SE
Headquarters | Investor Relations
Rheingaustraße 182
65203 Wiesbaden/Germany

Telephone: +49 611 60 29-103
Fax: +49 611 60 29-101
E-mail: Investor-Relations@sglcarbon.de

www.sglgroup.com


SGL GROUP
THE CARBON COMPANY